Exhibit 99.(g)(4)

FS CREDIT INCOME ADVISOR, LLC

201 Rouse Boulevard

Philadelphia, PA 19112

October 17, 2024

To:	FS Credit Income Fund 201 Rouse Boulevard Philadelphia, PA 19112

Re:	Waiver of Management Fee

Pursuant to the investment advisory agreement between FS Credit Income Fund (“FSCI”) and FS Credit Income Advisor, LLC (“FS Credit Income Advisor”), dated as of September 18, 2017 (as may be amended and restated from time to time) (the “Advisory Agreement”), FSCI has agreed to pay FS Credit Income Advisor a management fee of 1.00% of the average daily value of FSCI’s gross assets, payable quarterly in arrears. This letter serves to confirm that FS Credit Income Advisor has agreed, for the period from December 1, 2024 through December 31, 2025, to waive the management fee to which it is entitled under the Advisory Agreement so that the fee received equals 0.00% of the average daily value of FSCI’s gross assets (the “Management Fee Waiver”).

In connection with this Management Fee Waiver, FS Credit Income Advisor represents that the quality and quantity of services under the Advisory Agreement will not be affected by this letter and that its obligations under the Advisory Agreement will remain unchanged in all respects. The Management Fee Waiver described in this letter shall be effective as of December 1, 2024 and continue in effect until December 31, 2025.

Sincerely,

/s/ Michael C. Forman
Michael C. Forman Manager, FS Credit Income Advisor, LLC

Accepted and Agreed as of the Date First Set Forth Above: FS CREDIT INCOME FUND

By:	/s/ Edward T. Gallivan, Jr.
Name: Edward T. Gallivan, Jr.
Title: Chief Financial Officer